UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 2)1

iShares Core MSCI EAFE ETF
(Name of issuer)

Common Stock (exchange-traded fund)
(Title of class of securities)

46432F832
(CUSIP number)

December 31, 2014
(Date of event that requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x] Rule 13d-1(b)
  Rule 13d-1(c)
  Rule 13d-1(d)

________________________________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 46432F842	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS United Services Automobile Association I.R.S. Identification Nos. of above persons (entities only). 74-0959140
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 393,400 (See Item 4)
	6	SHARED VOTING POWER 2,223,600 (See Item 4)
	7	SOLE DISPOSITIVE POWER 393,400 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,223,600 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,166,745
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%
12	TYPE OF REPORTING PERSON IC

SCHEDULE 13G
CUSIP No. 46432F842	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). USAA Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,942,500 (See Item 4)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,942,500 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,166,745
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON HC

SCHEDULE 13G
CUSIP No. 46432F842	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). USAA Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,942,500 (See Item 4)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,942,500 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,166,745
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON HC

SCHEDULE 13G
CUSIP No. 46432F842	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). USAA Asset Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,942,500 (See Item 4)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,942,500 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,166,745
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 46432F842	Page 6 of 9 Pages

SCHEDULE 13G

ITEM 1.

(a)           Name of Issuer:

           iShares Core MSCI EAFE ETF

(b)           Address of Issuer's Principal Executive Offices:

BlackRock
400 Howard Street
San Francisco, CA 94105

ITEM 2.

(a)           Names of Person Filing:

United Services Automobile Association
USAA Capital Corporation
USAA Investment Corporation
USAA Asset Management Company

(b)           Address of Principal Business Office, of if None, Residence:

9800 Fredericksburg Road
San Antonio, Texas 78288

(c)           Citizenship:

Texas
Delaware
Delaware
Delaware

(d)           Title of Class of Securities:

Common Stock (exchange-traded fund)

(e)           CUSIP Number:

46432F842

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)       [_]         Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)       [_]         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       [X]         Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).
(e)       [  ]         An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)       [_]         An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)       [  ]         A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)       [_]         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       [_]         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       [_]         Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 46432F842	Page 7 of 9 Pages

SCHEDULE 13G

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
USAA	393,400	393,400	5,772,700 (2)	393,400	5,772,700 (2)	6,166,745	10.7%
AMCO	3,942,500	0	3,942,500	0	3,942,500	3,942,500	6.8%

(1)	Based on 57,900,000 shares of Common Stock outstanding as of December 31, 2014.
(2)
Consists of 1,352,600 shares of common stock owned directly by USAA Casualty Insurance Company, a wholly owned subsidiary of USAA; 192,100 shares of common stock owned by USAA Catastrophe Reinsurance Company, a wholly owned subsidiary of USAA; 186,600 shares of common stock owned directly by USAA General Indemnity Company, a wholly owned subsidiary of USAA; and 98,900 shares of common stock owned directly by USAA Garrison Property and Casualty Insurance Company, a wholly owned subsidiary of USAA.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

CUSIP No. 46432F842	Page 8 of 9 Pages

SCHEDULE 13G

Item 10.                       CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 17, 2015

UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA CAPITAL CORPORATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA INVESTMENT CORPORATION

By:	/s? Daniel Mavico
Name:  Daniel Mavico
Title:    Assistant Vice President and Assistant Secretary

USAA ASSET MANAGEMENT COMPANY

By:	/s/ Daniel Mavico
Name:  Daniel Mavico
Title:    Assistant Vice President and Assistant Secretary

EXHIBIT 1	Page 9 of 9 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of iShares Core MSCI EAFE ETF and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 17th day of March, 2015.

UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA CAPITAL CORPORATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA INVESTMENT CORPORATION

By:	/s/ Daniel Mavico
Name:  Daniel Mavico
Title:    Assistant Vice President and Assistant Secretary

USAA ASSET MANAGEMENT COMPANY

By:	/s/ Daniel Mavico
Name:  Daniel Mavico
Title:    Assistant Vice President and Assistant Secretary